SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2009

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Salaried Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2009 AND 2008

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Met-Pro Corporation Salaried Employee
  Stock Ownership Plan
Harleysville, PA

We have audited the accompanying statement of net assets available for benefits of Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of January 31, 2009 and reportable (5%) transactions for the year ended January 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
June 26, 2009

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	JANUARY 31,
	2009	2008

Assets:
Investments	$3,465,994	$3,404,086
Other receivable	-	671
Cash and cash equivalents	118	6,779

Net assets available for benefits	$3,466,112	$3,411,536

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	JANUARY 31,
	2009	2008

Additions (subtractions):
Investment income	$ 58,793	$58,480
Employer contribution	-	671
Net appreciation (depreciation) in market
value of investments	184,271	(392,950)

Net additions (subtractions)	243,064	(333,799)

Deductions:
Benefits paid to participants	188,488	1,359,331

Net increase (decrease)	54,576	(1,693,130)

Net assets available for benefits:
Beginning of year	3,411,536	5,104,666

End of year	$3,466,112	$3,411,536

The notes to financial statements are an integral part of the above statement.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

1.            Description of Plan

The following brief description of the Met-Pro Corporation ("the Company") Salaried Employee Stock Ownership Plan ("the Plan") is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan covers all salaried employees who work at least 1,000 hours per year and have attained the age of 21.

Contributions - The Company may, at its discretion, contribute from time to time either cash or shares of the Company's common stock.  The Company is not required to make a contribution in any given plan year.

Participant accounts - Each participant's account is credited with an allocation of (a) the Company's contribution and (b) dividends.  Allocations are based on participants' earnings or account balances, as defined.

The net assets available for benefits at January 31, 2009 and 2008 include approximately $265,000 and $254,000, respectively, allocated for the accounts of persons who as of or prior to that date had withdrawn from participating in the earnings and operations of the Plan.

Vesting - The cash and common stock allocated to a participant's account are fully vested upon eligibility for the Plan.

Payment of benefits - The vested portion of the amount allocated to a participant's account is distributed to a participant, solely in shares of stock of the Company, within sixty days after the end of the plan year in which a termination event, as defined, occurs.

Plan termination - In the event that the Plan is terminated, net assets would be allocated among the participants and eligible beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 (ERISA).

Concentrations - Substantially all of the Plan's assets are invested in Met-Pro Corporation common stock.

2.            Summary of Significant Accounting Policies

Investment valuation - The Plan's assets consist principally of Met-Pro Corporation common stock and are valued based on the quoted market price as reported by the New York Stock Exchange for 2009 and 2008.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

2.            Summary of Significant Accounting Policies - Continued

Fair value measurements - The Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), effective January 1, 2008 for all financial assets required.  The adoption of SFAS 157 was not material to the Plan's financial statements or results of operations.  SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 identifies two kinds of inputs that are used to determine the fair value of assets and liabilities:  observable and unobservable.  Observable inputs are based on market data or independent sources while unobservable inputs are based on the Plan's own market assumptions.  Once inputs have been characterized, SFAS 157 requires entities to prioritize the inputs used to measure fair value into one of the three broad levels (provided in the table below).

SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available.  As of January 31, 2009, the Plan did not have any financial assets or liabilities that were measured using Level 2 or Level 3 inputs.

The following table provides fair value measurement information for the Plan's major categories of financial assets measured on a recurring basis:

		Fair Value
		Measurement Using:

		Quoted Prices in
		Active Markets for
	January 31,	Identical Assets
	2009	(Level 1)
Assets:
Investments:
Met-Pro Corporation
common stock	$3,465,994	$3,465,994

Level 1 Fair Value Measurements

The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
FOR THE YEARS ENDED JANUARY 31, 2009 AND 2008

3.            Investments

The Plan's investments as of January 31 representing 5% or more of the Plan's assets are as follows:

	2009		2008
		CURRENT		CURRENT
	COST	VALUE	COST	VALUE
Met-Pro Corporation common
stock, 316,240 and 329,215
shares for 2009 and 2008,
respectively	$1,121,854	$3,465,994	$1,130,471	$3,404,086

4.            Income Tax Status

The Plan has received a favorable determination from the Internal Revenue Service dated November, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes.

5.            Administration of Plan Assets

Certain administrative functions are performed by officers or employees of the Company.  No officer or employee receives compensation from the Plan.  Administrative costs to the Plan are absorbed by the Company.

6.            Subsequent Events

The Plan holds investments whose underlying assets may have substantially declined subsequent to January 31, 2009.  Some of these declines may be other than temporary.

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2009

(a)	(b)	(c)	(d)	(e)

DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE,
	BORROWER, LESSOR	RATE OF INTEREST, COLLATERAL,		CURRENT
	OR SIMILAR PARTY	PAR OR MATURITY VALUE	COST	VALUE

*	Met-Pro Corporation	316,240 shares of common stock,	$1,121,854	$3,465,994
$.10 par value

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H - ITEM 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE YEAR ENDED JANUARY 31, 2009

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

CURRENT
					EXPENSE		VALUE OF
	DESCRIPTION OF ASSET				INCURRED		ASSET ON
IDENTITY	(INCLUDING INTEREST				WITH	COST	TRANS-
OF PARTY	RATE AND MATURITY	PURCHASE	SELLING	LEASE	TRANS-	OF	ACTION	NET
INVOLVED	IN CASE OF A LOAN)	PRICE	PRICE	RENTAL	ACTION	ASSET	DATE	GAIN

Met-Pro	18,229 shares of Met-Pro	$74,742	$188,488			$74,742	$188,488	$113,746
Corporation	Corporation common stock